Exhibit 99.1

Following Keynote Recognition, NVIDIA Showcases Eco Wave Power’s Vision for AI-Driven Wave Energy Technology

Short film published across NVIDIA’s global social media platforms highlights
Eco Wave Power’s approach to combining artificial intelligence and wave energy

MIAMI, FL - May 4, 2026 – Eco Wave Power Global AB (Nasdaq: WAVE), a leading onshore wave energy technology company, today announced that NVIDIA has featured the Company in a short film published across its global social media platforms, highlighting Eco Wave Power’s vision of leveraging artificial intelligence to optimize wave energy generation.

The film follows Eco Wave Power’s participation in a recent NVIDIA keynote delivered by Jensen Huang, Founder and Chief Executive Officer of NVIDIA, where the Company’s technology was highlighted as part of the broader discussion on AI-driven innovation. The video showcases how Eco Wave Power is exploring the use of AI technologies to model wave motion and enhance the performance of its proprietary floaters, which convert ocean wave movement into clean electricity.

In the accompanying caption, NVIDIA noted:

“Eco Wave Power uses AI to model wave motion, optimizing floaters that convert wave movement into clean electricity at scale.”

In the YouTube version of the film, NVIDIA further states:

“The ocean holds more energy than the world will ever need. Eco Wave Power uses AI to turn every wave into clean electricity. Renewable energy powered by the sea.”

“Being featured by NVIDIA is a strong validation of our vision to integrate advanced AI technologies into renewable energy infrastructure,” said Inna Braverman, Founder and Chief Executive Officer of Eco Wave Power. “We are actively working on developing AI-driven capabilities to further enhance our technology, and we believe wave energy can play an important role in powering the next generation of coastal data centers.”

Technology & Strategy

Eco Wave Power’s technology is designed to generate electricity from ocean waves using floaters attached to existing coastal infrastructure, with energy conversion taking place on land. The Company is currently advancing the development of AI-driven capabilities intended to model wave patterns and optimize system performance, supporting increased efficiency and scalability across future deployments.

As global demand for computing power accelerates, including the rapid expansion of AI infrastructure, data centers are increasingly being located in coastal regions to improve cooling efficiency and access to energy resources. Eco Wave Power believes its technology is uniquely positioned to support this trend by providing a clean, predictable energy source in close proximity to such facilities.

Watch the NVIDIA Feature

The official NVIDIA film featuring Eco Wave Power is available on the following platforms:

●	YouTube: https://www.youtube.com/shorts/ypkGqP-jclA

●	Facebook: https://www.facebook.com/NVIDIA/videos/scaling-clean-energy-with-every-wave/981066724427573/

●	Instagram: https://www.instagram.com/reel/DXx6UeKFHbj/

●	LinkedIn: https://www.linkedin.com/posts/nvidia_scaling-clean-energy-with-every-wave-activity-7455676363916828672--2Xy/

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a leading onshore wave energy company that converts ocean and sea waves into clean, reliable, and cost-efficient electricity using its patented and intelligent technology. By generating renewable power directly from existing coastal infrastructure such as breakwaters, jetties, and piers, Eco Wave Power enables sustainable electricity production in close proximity to coastal cities, ports, and energy-intensive infrastructure.

As global electricity demand continues to rise with the growth of artificial intelligence, digital infrastructure, and next-generation data centers, Eco Wave Power’s technology is designed to help provide renewable energy near shorelines where many data centers, industrial facilities, and population centers are located.

With a mission to accelerate the global transition to renewable energy while supporting the next generation of digital and industrial infrastructure, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Power Solutions. In the United States, the Company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy.

Eco Wave Power is expanding globally with projects planned in Portugal, Taiwan, and India, representing a project pipeline of 404.7 MW. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE”.

For more information, please visit:

www.ecowavepower.com

Press inquiries:

info@ecowavepower.com

Note: Information available on or through the websites mentioned herein does not form part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its vision to integrate advanced AI technologies into renewable energy infrastructure, its belief that wave energy can play an important role in powering the next generation of coastal data centers, its advancement of AI-driven capabilities intended to model wave patterns and optimize system performance, and its belief that its technology is uniquely positioned to support coastal data center energy needs. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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